AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 2007

                                              SECURITIES ACT FILE NO. 333-120945
                                       INVESTMENT COMPANY ACT FILE NO. 811-21458

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1 )

                         MAN-GLENWOOD LEXINGTON TEI, LLC
                         -------------------------------
                                (NAME OF ISSUER)

                         MAN-GLENWOOD LEXINGTON TEI, LLC
                         -------------------------------
                      (NAMES OF PERSON(S) FILING STATEMENT)

                       UNITS OF INTEREST, PAR VALUE $0.01
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                          56164R 10 4 (CLASS A SHARES)
                          ----------------------------
                          56164R 20 3 (CLASS I SHARES)
                          ----------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STEVEN ZORIC, ESQ.
                           MAN-GLENWOOD LEXINGTON, LLC
                        123 N. WACKER DRIVE, 28[TH] FLOOR
                                CHICAGO, IL 60606
                                 (312) 881-6500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                    -----------------------------------------

                                   COPIES TO:
                            MICHAEL S. CACCESE, ESQ.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                                BOSTON, MA 02111

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of Man-Glenwood Lexington TEI, LLC (the "Fund") relating to an offer to purchase (the "Offer") up to $17,500,000 of units of interests ("Units") of the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to the net asset value of Units as of September 30, 2007 and originally filed with the Securities and Exchange Commission on August 1, 2007, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at 5:00 p.m., Central time, on August 31, 2007 (the "Expiration Date"). Pursuant to the Offer, 50,114.18 Class A Units were tendered and accepted by the Fund, at a net asset value of $116.51 as determined as of September 30, 2007. No Class I Units were tendered for acceptance by the Fund.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           MAN-GLENWOOD LEXINGTON TEI, LLC


                                           By:  /s/ John B. Rowsell
                                                ---------------------
                                                John B. Rowsell
                                                President

October 30, 2007


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